HAND & HAND, a professional corporation

26 Calle de la Luna

San Clemente, California 92673

(949) 489-2400

Facsimile (949) 489-0034

April 8, 2009

Joe Foti, Senior Assistant Chief Accountant

Securities & Exchange Commission

450 Fifth Street, N.W., Mail Stop 3561

Washington, DC 20549

Re:

Wellstone Filters, Inc. (the “Company”)

Form 10-KSB for the fiscal year ended December 31, 2007

File No. 000-28161

Dear Mr. Foti:

The Company has complied with the further  verbal comments transmitted to us today with respect to your letter of October 10, 2008. Based on these comments, we have further corrected the proposed Exhibit 31 language and have disclosed the inadequacy in management’s reports on internal controls in the 2007 and 2008 annual reports

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Jehu Hand

JH:kp